

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

Thomas A. Lewis
Vice Chairman of the Board of Directors
Chief Executive Officer
Realty Income Corporation
600 La Terraza Boulevard
Escondido, California 92025-3873

> **Re: Realty Income Corporation**
> **Annual Report on Form 10-K**
> **Filed February 14, 2013**
> **File No. 001-13374**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on pages 3 and 4 that you invested $1.16 billion in real estate, acquiring 423 properties, and properties under development, with an initial weighted average contractual lease rate of 7.2% and that the "initial weighted average contractual lease rate is computed as estimated contractual net operating income (in a net-leased property that is equal to the aggregate base rent or, in the case of a property under development, the estimated base rent) for the first year of each lease, divided by the estimated total cost of the properties." In future Exchange Act reports, please revise to clarify the number of properties under development, the percentage of contractual net operating income derived from estimated base rents and how you calculated the estimated total cost of the properties.

2. We note your disclosure on page 43 where you state that you excluded certain properties that were under development for purposes of determining your same store rent property

pool. In future Exchange Act reports, please disclose the anticipated completion date, costs incurred to date and budgeted costs for material developments. For completed developments, please disclose the development costs per square foot, including leasing costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

3. We note your disclosure that, at December 31, 2012, 2,913 out of your 3,013 properties were leased under net-lease agreements. In future Exchange Act reports, please revise your disclosure to provide tenant rating diversification and describe how you monitor tenant credit quality for your net leases. Also, please identify any material changes in tenant credit quality.

4. We note your disclosure on page 43 that, for the purposes of determining the same store rent property pool, you include all properties that were owned for the entire year-to-date period, for both the current and prior year, except for properties during the current or prior year that: (i) were available for lease at any time, (ii) were under development, (iii) you made an additional investment in, (iv) were involved in eminent domain and rent was reduced and (v) were re-leased with rent-free periods. In future Exchange Act reports, for each category of exclusion to your same store pool, please revise to quantify the properties removed from the pool in the last year and clarify when such properties are added to the pool.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: William J. Cernius
        Latham & Watkins